Exhibit 12.1
Newfield Exploration Company
Computation of Ratios of Earnings to Fixed Charges and Earnings to Fixed Charges Plus Preferred Dividends

	For the Year Ended December 31,

													Pro
													forma
(Dollars in millions)	2000		2001		2002		2003		2004		2005		2005

Pre-tax income from continuing operations	$183		$182		$108		$332		$499		$543		$547

Fixed charges:

Interest expense, including debt issue amortization	19		28		35		47		32		26		22

Capitalized interest	5		9		9		16		26		46		46

Interest portion of rent expense	1		2		1		1		1		2		2

Total fixed charges before preferred dividend requirements	25		39		45		64		59		74		70

Preferred dividend requirements	—		—		—		—		—		—		—

Total fixed charges and preferred dividend requirements	$25		$39		$45		$64		$59		$74		$70

Earnings before fixed charges (excludes capitalized interest) and preferred dividends	$203		$212		$145		$379		$532		$571		$571

Earnings before fixed charges (excludes capitalized interest)	203		212		145		379		532		571		571

Ratio of earnings to fixed charges	8.1	x	5.5	x	3.2	x	6.0	x	9.0	x	7.7	x	8.2	x

Ratio of earnings to fixed charges plus preferred dividends(1)	8.1	x	5.5	x	3.2	x	6.0	x	9.0	x	7.7	x	8.2	x

Fixed charges consist of interest (both expensed and capitalized), distributions on convertible trust preferred securities (which were redeemed in full in June 2003) and an estimated interest component of rent expense.

(1)	No dividends accrued on any outstanding shares of preferred stock during the periods presented.

2